[redacted]

RECEIVED
MAR 01 2011

11020277

TES
IGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 68269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) N.Y. (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson and Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

733 N. Broadway (Address) White Plains (City) NY (State) 10603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Trading LLC, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor ~~any~~ partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

FIN/OP
Title

[signature] 2/28/2011
Notary Public

LAUREN MATTERA
Notary Public, State of New York
No. 01MA6208881
Qualified in Richmond County
Commission Expires: July 13, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

INDEPENDENT AUDITORS' REPORT

To the Members
Legend Trading LLC

We have audited the accompanying statement of financial condition of Legend Trading LLC (the "Company"), as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Trading LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains NY
February 25, 2011

LEGEND TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 30,953
Securities at Market	3,441,796
Receivable from clearing agent	126,902
Other current assets	2,891
Total current assets	$3,602,542

LIABILITIES & MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 114,985
Commitments and contingencies	
Members' Equity	3,487,557
Total liabilities and members' equity	$3,602,542

See notes to financial statements.

LEGEND TRADING LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Revenues:		
Trading income and fees		$ 331,772
Interest and dividend income		18,854
ECN Credits, Net		306,231
Total revenue		656,857
Expenses:		
Trader distribution expenses	$ 290,457	
Floor brokerage and clearance charges	400,661	
Professional fees	75,595	
Regulatory costs	42,040	
Other general and administrative expenses	325,222	
Total expenses		1,133,975
Net loss		$ (477,118)

See notes to financial statements.

LEGEND TRADING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

Members equity, January 1, 2010	$1,072,925
Member contributions	3,555,498
Net loss	(477,118)
Distributions to members	(663,748)
Members' equity, December 31, 2010	$3,487,557

See notes to financial statements

LEGEND TRADING LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (477,118)
Changes in operating assets and liabilities:		
Receivable from clearing agent		925,206
Securities Purchased at Market		(661,751)
Other current assets		24,241
Accounts payable and accrued expenses		80,475
NET CASH FLOWS FROM OPERATING ACTIVITIES		(108,947)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from members	$775,454	
Distributions to members	(663,748)	
NET CASH FLOWS FROM FINANCING ACTIVITIES		111,706
NET CHANGE IN CASH AND CASH EQUIVALENTS		2,759
Cash and cash equivalents – beginning of period		28,194
Cash and cash equivalents – end of period		$ 30,953
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:		
Cash paid for:		
Income taxes		$ --
Interest		$ --

See notes to financial statements.

LEGEND TRADING LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Legend Trading LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activity is proprietary trading as principal in the securities markets. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

The Company was organized as a limited liability company under the laws of the State of New York in 2008. The Company was granted membership privileges with the Chicago Board Stock Exchange ("CBSX") in July 2009 and began trading operations in October 2009.

The principal owner of the Company is Stocktrade Network, Inc., which in turn is majority owned by the Manager Member of the Company. Class B members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated trading and overhead expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. Although the Company is considered a pass-through entity for federal and New York State income state tax purposes, the pronouncement formerly known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3) is applicable.

The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass-through entities. However, certain taxing jurisdictions do not recognize the Partnership's income tax status as a pass-through entity. The Company's tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, formerly SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2009. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company owned $3,441,796 of Level 1 positions at market December 31, 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Commitments and Contingencies

The Company paid an affiliate $10,000 per month for its allocated share of rent expense starting in November 2009. In May 2010, the expense sharing agreement with the affiliate was amended to $20,000 per month.

Concentration

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

At December 31, 2010, approximately 99% of the Company's assets are receivable from, and assets held with, its Clearing Broker. The Company does not expect to incur any losses regarding this concentration.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available for issuance on February 25, 2011.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(12 to 1 in the first year operations). At December 31, 2010, the Company had net capital, as defined, of $621,674 which was $521,674 in excess of its required net capital of $100,000.

NOTE 4 – OFF-BALANCE SHEET RISK

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

NOTE 4 – OFF-BALANCE SHEET RISK (continued)

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other brokers are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5 – SUBSEQUENT EVENTS

In January 2011, the Company entered into an offer of settlement in an action brought by the Chicago Board of Options Exchange. Pursuant to the settlement, the Company, without admitting or denying any wrongdoing, agreed to a fine totaling $50,000, censure and is required to undertake a review of its written supervisory procedures by an independent consultant.

SUPPLEMENTARY INFORMATION

LEGEND TRADING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total members' equity	$3,487,557
Deductions and/or charges:	
Non allowable assets	2,728,740
Net capital before haircuts on securities positions	758,817
Haircuts	(120,688)
Undue Concentration Charges	(16,455)
Net capital	621,674
Minimum net capital	100,000
Excess net capital	$ 521,674
Aggregate indebtedness:	
Accounts payable and accrued expenses and due to clearing broker	$ 114,985
Ratio: aggregate indebtedness to net capital	19%

See notes to financial statements.

LEGEND TRADING LLC

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2010 as amended	$ 114,984
Reconciling Items:	
Miscellaneous	1
	$ 114,985
NET CAPITAL	
Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2010 as amended	$ 621,674
Reconciling Items:	
None	--
	$ 621,674

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
LEGEND TRADING LLC

In planning and performing our audit of the financial statements and supplementary information of Legend Trading LLC (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
February 25, 2011